                                                                      EXHIBIT 19




BANPONCE
     CORPORATION

















QUARTERLY REPORT
September 30, 1994

BanPonce Corporation's net income for the third quarter of 1994 amounted to $31.7 million, an increase of $3.6 million or 12.7% over the $28.1 million in earnings recorded for the same period of 1993. On a per share basis, net income grew to $0.90 in the third quarter of 1994 from $0.86 a year earlier. The results for the third quarter of 1994 produced a return on assets (ROA) of 1.02% and a return on common equity (ROE) of 13.26%, compared with 1.03% and 13.90%, respectively, for the same period of 1993.

     For the first nine months of 1994, the Corporation's net income reached $92.1 million compared with $81.2 million in earnings during the same period of 1993. The latter included $6.2 million in additional income resulting from the cumulative effect of the adoption of two accounting principles (SFAS 106 and 109) in the first quarter of 1993.

     Net interest income for the quarter improved $11.1 million as compared with the same quarter of 1993, mainly as a result of an increase of $1.5 billion in the average volume of earning assets. This growth was partially offset by a reduction of 42 basis points on a taxable equivalent basis in the net interest yield.

     The provision for loan losses decreased to $13.5 million for the third quarter of 1994 from $17.4 million for the same period a year earlier. This is a result of the improvement in our loan quality, as reflected by the non-performing assets (NPA) which decreased to $118.0 million, or 1.57% of total loans at September 30, 1994, from $137.5 million, or 2.24% at the same date last year.

     Operating expenses for the third quarter of 1994 increased to $114.6 million or 12.9% from $101.4 million for the third quarter of 1993. This rise is partially due to the expenses pertaining to the operations acquired in the Virgin Islands, which represent approximately $2.5 million, and Pioneer's expenses which totaled $2.7 million. Other factors such as the business expansion of the Corporation, expenses related to the usage of technological advances, the implementation and marketing of a broader variety of product and services and an increase in the tax rates paid to the municipalities in Puerto Rico contributed to the total increase. For the nine-month period ended September 30, 1994 operating expenses amounted to $333.6 million compared with $304.8 million a year earlier.

     The Corporation's total assets as of September 30, 1994 amounted to $12.4 billion compared with $11.2 billion as of September 30, 1993. Loans increased 22.5%, from $6.1 billion a year ago to $7.5 billion at September 30, 1994. Deposits also rose to $8.9 billion as of September 30, 1994, from $8.3 billion as of September 30, 1993.

     Our capital base was also enhanced during the period. Total stockholder's equity rose to $988.9 million at September 30, 1994, up from the $813.5 million a year earlier. This increase is primarily due to issuance on June
27, 1994 of 4,000,000 shares of non-cumulative preferred stock which raised $96.7 million in additional capital.

     Book value per common share increased to $27.09 as of September 30, 1994, from $24.87 as of the same date last year. The Corporation continues enjoying strong risk- weighted capital ratios, with a Tier I capital ratio of 12.90%, a total capital ratio of 14.31% and a leverage ratio of 7.56%.

     Please refer to the financial review section of this quarterly report for a more detailed discussion of the Corporation's financial performance and results of operations.

     In September, 1994 the Governor of Puerto Rico announced a Tax Reform Proposal. As we went to press, the proposal was already approved by the House of Representatives and the Senate. It is expected to become law soon. The Tax Reform Bill would provide tax rate reductions for individual and corporate taxpayers. The maximum tax rate for corporations would decrease from the current 42% to 39%. In addition, under the proposed bill the dividends received from domestic corporations will be taxed at a flat rate of 10% instead of the current rates which vary from 20% to 29%. In the case of BanPonce shareholders, both residents and non residents of Puerto Rico, the new withholding tax rate will be 10%. The bill is expected to promote capital investments in the island and a stronger economic activity.

     As a result of inflation fears, during this quarter the Federal Reserve raised interest rates for the fifth time this year, leading bond yields to their highest levels in three years. So far this year, short-term interest rates have increased 175 basis points. Fears of higher interest rates continue present, even though key inflation data for September was better than expected. Given the continuous trend in the economy and inflationary pressures in certain sectors it is expected that the Federal Reserve may increase the interest rates again.

                                                Richard L. Carrion
                                                Chairman, President and
                                                Chief Executive Officer

FINANCIAL REVIEW


- - ----------------------------------------------------------------------------------------------------------------------------------
Balance Sheet Highlights                                            At September 30,              Average for the nine months
  (In thousands)                                            1994         1993         Change      1994         1993      Change
- - ----------------------------------------------------------------------------------------------------------------------------------
                   Money market investments              $   150,165 $   171,278    ($21,113) $   133,799  $   177,061   ($43,262)
                   Investment and trading securities       3,953,928   4,048,393     (94,465)   4,208,042    3,973,943    234,099
                   Loans                                   7,502,091   6,125,705   1,376,386    6,926,741    5,525,210  1,401,531
                   All other assets                          838,341     872,189     (33,848)     835,620      774,849     60,771
                   Total assets                           12,444,525  11,217,565   1,226,960   12,104,202   10,451,063  1,653,139
                   Non-interest bearing liabilities        1,952,951   1,945,066       7,885    1,953,908    1,733,839    220,069
                   Interest bearing liabilities            9,502,701   8,447,985   1,054,716    9,248,785    7,923,604  1,325,181
                   Preferred stock of subsidiary Bank                     11,000     (11,000)       7,253       11,000     (3,747)
                   Stockholders' equity                      988,873     813,514     175,359      894,256      782,620    111,636
- - ----------------------------------------------------------------------------------------------------------------------------------
Operating Highlights
(In thousands, except                                                Third Quarter                          Nine months
per share information)                                       1994         1993         Change      1994         1993      Change
- - ----------------------------------------------------------------------------------------------------------------------------------
                   Net interest income                      $136,231    $125,174     $11,057     $396,701     $365,638    $31,063
                   Provision for loan losses                  13,544      17,442      (3,898)      41,244       58,155    (16,911)
                   Fees and other income                      36,277      30,510       5,767      104,695       91,180     13,515
                   Operating expenses                        127,247     110,088      17,159      368,029      323,668     44,361
                   Cumulative effect of accounting
                     changes                                                                                     6,185     (6,185)
                   Net income                                $31,717    $ 28,154      $3,563      $92,123      $81,180    $10,943
                   Net income applicable to common stock      29,560      28,154       1,406       89,966       81,180      8,786
                     Per common share before cumulative
                     effect of accounting changes               0.90        0.86        0.04         2.74         2.29       0.45
                     Per common share                           0.90        0.86        0.04         2.74         2.48       0.26
- - ----------------------------------------------------------------------------------------------------------------------------------
Selected Statistical                                                             Third Quarter                Nine months
Information                                                                    1994        1993           1994          1993
- - ----------------------------------------------------------------------------------------------------------------------------------
Profitability Ratios -   Return on assets                                       1.02%       1.03%          1.02%        1.04%
                         Return on earning assets                               1.09        1.11           1.09         1.12
                         Return on common equity                               13.26       13.90          13.72        13.87
                         Net interest spread (taxable equivalent)               4.37        4.87           4.45         4.94
                         Net interest yield (taxable equivalent)                5.08        5.50           5.09         5.57
                         Tax rate                                              28.59       22.98          26.91        19.47
                         Overhead ratio                                        57.46       56.66          57.70        58.43
- - ----------------------------------------------------------------------------------------------------------------------------------
Capitalization Ratios -  Equity to assets                                       7.96%       7.40%          7.45%        7.49%
                         Tangible equity to assets                              6.96        6.32           6.41         6.34
                         Equity to loans                                       13.41       13.74          13.01        14.16
                         Internal capital generation                            8.66        9.95           9.51        10.21
                         Tier I capital to risk-adjusted assets                12.90       12.38          12.90        12.38
                         Total capital to risk-adjusted assets                 14.31       14.09          14.31        14.09
                         Leverage ratio                                         7.56        7.06           7.56         7.06
- - ----------------------------------------------------------------------------------------------------------------------------------
Common Stock Data -      Market price
                            High                                              $33.25      $30.25         $33.25       $31.25
                            Low                                                31.50       26.50          30.75        24.38
                            End                                                33.125      29.75          33.125       29.75
                         Book value at period end                              27.09       24.87          27.09        24.87
                         Dividends declared                                     0.25        0.25           0.75         0.65
                         Dividend payout ratio                                 27.73%      23.22%         27.64%       24.15%
                         Price/earnings ratio                                   9.18x       9.27x          9.18x        9.27x
- - ----------------------------------------------------------------------------------------------------------------------------------
Selected Data -          Common shares outstanding                                                   32,812,818   32,709,858
                         Full-time equivalent employees                                                   7,542        7,149
                         Branches (banking operations)                                                      207          205
                         Automated teller machines                                                          289          240
                         Stockholders                                                                     5,247        5,298

FINANCIAL REVIEW

This financial review contains an analysis of the performance of BanPonce Corporation (the Corporation) and its subsidiaries Banco Popular de Puerto Rico (Banco Popular), including its wholly-owned subsidiaries Popular Leasing and Rental, Inc. (Popular Leasing) and Popular Consumer Services, Inc., Vehicle Equipment Leasing Company, Inc. (VELCO), Popular International Bank, Inc. and its wholly owned subsidiaries BanPonce Financial Corp. (BanPonce Financial), Spring Financial Services, Inc. (Spring) and Pioneer Bancorp, Inc. (Pioneer), second tier subsidiaries. Pioneer was acquired on March 31, 1994.

    This financial review should be read in conjunction with the consolidated financial statements, supplemental financial data and tables contained herein.

NET INCOME
Net income for the third quarter of 1994 reached $31.7 million, an increase of 12.7% when compared with $28.2 million reported during the same quarter of 1993. Earnings per common share for the three-month period ended September 30, 1994 and 1993 were $0.90 based on 32,812,818 average shares outstanding, and $0.86 based on 32,709,858 average shares outstanding, respectively. The Corporation's Return on Assets (ROA) and Return on Common Equity (ROE) for the quarter ended September 30, 1994 were 1.02% and 13.26%, respectively, compared with 1.03% and 13.90% reported during the same quarter in 1993.

    The increase in earnings reflects a higher net interest income of $11.1 million, a higher operating income by $5.8 million and a lower provision for loan losses of $3.9 million. On the other hand, the Corporation's operating expenses and income tax expense rose $13.1 million and $4.2 million, respectively. Of the total increase in operating expenses $2.7 million pertain to Pioneer's operation and $2.5 million to the operations acquired in the Virgin Islands during the last quarter of 1993.

    For the first nine months of 1994, the Corporation reported net earnings of $92.1 million compared with $81.2 million during the first nine months of 1993. The results for 1993 include $6.2 million in additional revenues which resulted from the implementation of two new accounting principles (SFAS 106 and 109). The increase of $10.9 million or 13.5% in the Corporation's net earnings for the nine-month period, results from a rise of $6.8 million in the net earnings of Banco Popular and its subsidiaries and an increase of $4.1 million in the net revenues of the Corporation and its other subsidiaries.

    Earnings per common share (EPS) for the nine-month period ended September 30, 1994 were $2.74 based on 32,784,802 average shares outstanding during the period, compared with $2.48 based on 32,690,726 average shares outstanding during the same period of 1993. Excluding the cumulative effect of the changes in accounting principles adopted during the first quarter of 1993, EPS were $2.29 for the first nine months of 1993. ROA and ROE for the first nine months of 1994 were 1.02% and 13.72%, respectively, compared with 1.04% and 13.87% obtained during the first nine months of 1993. To calculate earnings per common share and ROE, the dividends paid on the preferred shares issued on June 27, 1994 are reduced from the Corporation's earnings. Such dividends amounted to $2.2 million.

NET INTEREST INCOME
Net interest income, the Corporation's major source of earnings, rose from $125.2 million reported during the third quarter of 1993 to $136.2 million in the third quarter of 1994. On a taxable equivalent basis, net interest income increased to $146.6 million for the quarter just ended from $138.3 million for the three month period ended September 30, 1993. The improved net interest income is the net effect of a $22.2 million increase due to the growth and change in the composition of average earning assets and a $13.9 million decrease due to a slightly lower taxable equivalent yield and a higher cost of funding earning assets. For analytical purposes, the interest earned on tax-exempt assets is presented on a taxable equivalent basis, which places tax-exempt income and yields on a comparable basis with taxable income, assuming a statutory income tax rate of 42%.

    Average earning assets increased 14.7% or $1.5 billion, reaching $11.5 billion for the third quarter of 1994 as compared with $10 billion for the same period of 1993. This increase was experienced in the Corporation's average loan portfolio, principally in mortgage and commercial loans which rose $717 million and $548 million, respectively. The growth in mortgages resulted from the significant mortgage loan origination and refinancing activity during 1993 and the beginning of 1994 in Banco Popular and Spring. In addition, the purchase of $76.7 million in mortgage loan portfolios during the first quarter of 1994 and the operations acquired in the Virgin Islands in the last quarter 1993, which added $54.8 million in mortgage loans, contributed to the aforementioned increase. The increase in the commercial loan portfolio was mostly attained at Banco Popular, where average commercial loans rose $369.5 million or 15.1%. The acquisition of Pioneer, on March 31, 1994, also added $115.7 million to the Corporation's commercial loan portfolio. The overall improvement in the economy has been a significant factor for the growth in this portfolio.

    The average yield on earning assets, on a taxable equivalent basis, for the quarter ended September 30, 1994, decreased 7 basis points to 8.27% compared with 8.34% for the third quarter of 1993. The average yield on loans, on a taxable equivalent basis, was 9.49% for the third quarter of 1994 compared with 9.73% for the same period of 1993. This decrease is principally due to the significant volume of mortgage activity during the low interest rate environment that prevailed in 1993 and the beginning of 1994, which resulted in a reduction of 85 basis points in the yield of the mortgage loan portfolio. On the other hand, the yield on commercial loans increased 71 basis points as a result of the increases in the prime rate during 1994. Approximately 60% of the commercial loan portfolio has a floating rate tied to the prime rate.

    The yield on investment securities, on a taxable equivalent basis, decreased to 6.15% from 6.51% reported during the third quarter of 1993. The decrease in yield resulted from the maturity of tax-exempt securities with higher yields which were replaced during a lower interest rate environment with shorter-term securities in anticipation of further increases in interest rates.

    Average interest bearing liabilities for the quarter ended September 30, 1994, were $9.4 billion compared with $8.2 billion for the same quarter of 1993. Average short-term borrowings reached $1,929 million, an increase of $418 million when compared with $1,511 million reported during the third quarter of 1993. This increase is mostly related to a higher volume of arbitrage activities in Banco Popular and in the notes issued to finance Spring's operation. Interest-bearing deposits rose to $7,067 million or 9.7%, mostly in savings accounts which increased $352 million. Certificates of deposit and other time deposits rose $255.9 million or 9.0%, mainly as a result of the higher interest rates available on these instruments since mid 1994. Non-interest bearing deposits also increased by $142 million or 8.7% to $1,774 million. The increase in total deposits relates primarily to the expansion of the Corporation's activities during the latter part of 1993 and the beginning of 1994. The acquisition of Pioneer on March 31, 1994 added $292.7 million in deposits and other deposit acquisitions realized since September 30, 1993 in New York and the Virgin Islands added $276 million.

    The average cost of interest bearing liabilities increased 43 basis points, from 3.47% for the third quarter of 1993 to 3.90% for the third quarter of 1994. The average cost of interest bearing deposits for the third quarter of 1994 increased to 3.60% compared with 3.38% for the same period in 1993. The increase is the result of a rise of 52 basis points in the average cost of time deposits, partially offset by a reduction of 17 basis points in the cost of savings accounts. In addition, the average cost of short-term borrowings increased 131 basis points when compared to the average cost reported for the same quarter of 1993. The rise in the average cost of funds resulted from the higher interest rate scenario that has prevailed during 1994. The total cost of funding earning assets rose 35 basis points, from 2.84% in the third quarter of 1993 to 3.19% in this quarter leading to a reduction in the net interest yield, on a taxable equivalent basis, to 5.08% for the third quarter of 1994 from 5.50% reported for the same quarter of 1993.

Table A

Net Interest Income (Taxable Equivalent Basis)
- - ------------------------------------------------------------------------
(In millions)                               First Nine Months
- - ------------------------------------------------------------------------
                                    1994 Average        1993 Average
                                 ---------------------------------------
                                  Balance      Rate     Balance  Rate
                                 ---------------------------------------
Earning assets                    $11,269     8.05%    $9,676     8.42%
                                  =======              ======
Financed by:
 Interest
 bearing funds                   $  9,249     3.60%    $7,924     3.48%

Non-interest
 bearing funds                      2,020               1,752
                                  -------              ------

           Total                  $11,269     2.96%    $9,676     2.85%
                                  =======              ======

Net interest income
 per books                         $396.7              $365.6

Taxable equivalent
 adjustment                          33.2                38.5
                                  -------              ------

Net interest income
 on a taxable equivalent
 basis                             $429.9              $404.1
                                  =======              ======

Spread                                        4.45%               4.94%

Net interest yield                            5.09%               5.57%

       For the nine-month period ended September 30, 1994, net interest income amounted to $396.7 million, an increase of $31.1 million from the $365.6 million reported for the same period in 1993. On a taxable equivalent basis, net interest income rose to $429.9 million for such period from $404.1 million for the same period in 1993. This rise is composed of a $64.4 million increase due to the growth and change in the composition of average earning assets and a $38.6 million decrease due to lower taxable equivalent net interest yields.

       As presented in Table A, the yield on earning assets, on a taxable equivalent basis, declined 37 basis points for the nine-month period ended September 30, 1994, from 8.42% in 1993 to 8.05%. The average cost of interest bearing liabilities for the nine-month periods ended September 30, 1994 and 1993, was 3.60% and 3.48%, respectively. The net interest yield, on a taxable equivalent basis, was 5.09% for the first nine months of 1994 compared with 5.57% for the same period in 1993.

PROVISION AND ALLOWANCE FOR LOAN
LOSSES
The Corporation's provision for loan losses was $13.5 million for the quarter ended September 30, 1994, compared with $17.4 million for the same quarter of 1993, a reduction of $3.9 million or 22.3%. The provision for the second quarter of 1994, was $14.0 million. For the nine-month period ended September 30, 1994, the provision for loan losses decreased $17 million or 29.1%, from $58.2 million for the same period of 1993 to $41.2 million. The decrease in the provision for loan losses is the result of the continuous improvement in loan quality and a lower ratio of net charge-offs.


Table B

- - ---------------------------------------------------------------
    Quarter          Provision for       Net      Allowance for
     Ended            Loan Losses    Charge-offs   Loan Losses
- - ---------------------------------------------------------------
                                    (In millions)
September 30, 1994        $13.5          $10.5        $149.4
June 30, 1994              14.0            8.6         146.4
March 31, 1994             13.7            9.6         140.9
December 31, 1993          14.7           11.9         133.4
September 30, 1993         17.4            9.6         130.6

      As presented in Table B, net charge-offs for the third quarter of 1994 totaled $10.5 million or 0.57% of average loans, as compared with $9.6 million or 0.66% for the same quarter of 1993 and $8.6 million or 0.49% for the second quarter of 1994. Commercial loans net charge-offs increased $1.2 million as compared with the third quarter of 1993, and mortgage loans net charge-offs rose $0.5 million. Partially offsetting these increases was a reduction of $0.9 million in consumer loans net charge-offs.

      For the nine-month period ended September 30, 1994, net charge- offs amounted to $28.7 million, a decrease of $11.1 million as compared with the same period on prior year when net charge-offs totaled $39.8 million. Net charge-offs as a percentage of average loans were 0.55% and 0.96% for the nine-month periods ended September 30, 1994 and 1993, respectively. Consumer loans net charge-offs decreased $5.4 million or 37.7%. In addition, construction, lease financing and commercial loans net charge-offs decreased $2.5 million, $2.1 million and $2.0 million, respectively, as compared with the first nine months of 1993. Mortgage loans net charge-offs were $0.9 million for the first nine months of 1994.

      At September 30, 1994, the allowance for loan losses stood at $149.4 million, representing 1.99% of loans. At the same date of 1993 the allowance for loan losses amounted to $130.6 million or 2.13% of loans. At June 30, 1994, the allowance was $146.4 million or 2.03% of loans. Although the ratio of allowance to loans shows a small decrease, the Corporation continues enjoying a strong allowance position since most of the increase in loans has been experienced in the mortgage loan portfolio where the Corporation, based on its historical experience and expected economic conditions, does not foresee significant losses.

      Table C presents the movement in the allowance for loan losses and shows selected loan loss statistics for the three and nine-month periods ended September 30, 1994 and 1993.

CREDIT QUALITY
The Corporation reports its non-performing assets on a more conservative basis than most other U.S. banks. The Corporation's policy is to place commercial loans on non-accrual status if payments of principal or interest are delinquent 60 days rather than the standard industry practice of 90 days. Financing leases, conventional mortgages and closed-end consumer loans are placed on non-accrual status if payments are delinquent 90 days. Closed-end consumer loans are charged-off against the allowance when delinquent 120 days. Open-end (revolving credit) consumer loans are charged-off if payments are delinquent 180 days. Certain loans which would be treated as non-accrual

- - -----------------------------------------------------------------------------------------------------------
Table C
Allowance for Loan Losses and Selected Loan Losses Statistics
                                                                   Third Quarter          Year to date
Dollars in thousands                                             1994        1993        1994       1993
- - -----------------------------------------------------------------------------------------------------------
Balance at beginning of period  . . . . . . . . . . . . . .   $146,418    $121,402    $133,437    $110,714
Allowances purchased  . . . . . . . . . . . . . . . . . . .                  1,354       3,473       1,580
Provision for loan losses . . . . . . . . . . . . . . . . .     13,544      17,442      41,244      58,155
                                                              --------------------------------------------
                                                               159,962     140,198     178,154     170,449
                                                              --------------------------------------------
    Losses charged to the allowance
    Commercial  . . . . . . . . . . . . . . . . . . . . . .      7,952       6,438      21,363      22,735
    Construction  . . . . . . . . . . . . . . . . . . . . .         85                     285       2,925
    Lease financing . . . . . . . . . . . . . . . . . . . .      1,871       1,321       5,229       6,294
    Mortgage  . . . . . . . . . . . . . . . . . . . . . . .        549                     887
    Consumer  . . . . . . . . . . . . . . . . . . . . . . .      7,688       8,024      22,073      26,916
                                                              --------------------------------------------
                                                                18,145      15,783      49,837      58,870
                                                              --------------------------------------------
Recoveries
    Commercial  . . . . . . . . . . . . . . . . . . . . . .      1,732       1,454       5,043       4,448
    Construction  . . . . . . . . . . . . . . . . . . . . .         27          58         258         402
    Lease financing   . . . . . . . . . . . . . . . . . . .      1,248         647       2,703       1,652
    Mortgage  . . . . . . . . . . . . . . . . . . . . . . .
    Consumer  . . . . . . . . . . . . . . . . . . . . . . .      4,605       4,029      13,108      12,522
                                                              --------------------------------------------
                                                                 7,612       6,188      21,112      19,024
                                                              --------------------------------------------
Net loans charged-off . . . . . . . . . . . . . . . . . . .     10,533       9,595      28,725      39,846
                                                              --------------------------------------------
Balance at end of period  . . . . . . . . . . . . . . . . .   $149,429    $130,603    $149,429    $130,603
                                                              ============================================

Ratios:
    Allowance for losses to loans . . . . . . . . . . . . .       1.99%       2.13%       1.99%       2.13%
    Allowance to non-performing assets  . . . . . . . . . .     126.67       95.02      126.67       95.02
    Allowance to non-performing loans . . . . . . . . . . .     146.92      112.29      146.92      112.29
    Non-performing assets to loans  . . . . . . . . . . . .       1.57        2.24        1.57        2.24
    Non-performing assets to total assets . . . . . . . . .       0.95        1.23        0.95        1.23
    Net charge-offs to average loans  . . . . . . . . . . .       0.57        0.66        0.55        0.96
    Provision to net charge-offs  . . . . . . . . . . . . .      1.29x       1.82x       1.44x       1.46x
    Net charge-offs earnings coverage . . . . . . . . . . .       5.50        5.65        5.84        3.81

loans pursuant to the foregoing policy, are treated as accruing loans if they are considered well secured and in the process of collection. Under the standard industry practice, close-end consumer loans are charged-off if delinquent 120 days, but these consumer loans are not customarily placed on non-accrual status prior to being charged-off.

Table D

- - ---------------------------------------------------------------------
                                                 NPA       Allowance
                                                as a %      as a %
Date                                NPA        of Loans     of NPA
- - ---------------------------------------------------------------------
                               (In millions)
September 30, 1994                 $118.0        1.57%      126.7%
June 30, 1994                       115.9        1.60       126.4
March 31, 1994                      117.3        1.72       120.2
December 31, 1993                   111.2        1.75       120.0
September 30, 1993                  137.5        2.24        95.0

        As of September 30, 1994, non-performing assets ("NPA"), which consist of past-due loans on which no interest income is being accrued, renegotiated loans, other real estate and in substance foreclosed assets, amounted to $118.0 million or 1.57% of loans. NPA were $137.5 million or 2.24% of loans a year earlier and $115.9 million or 1.60% at June 30, 1994. At the end of the first quarter of 1994, NPA totaled $117.3 million or 1.72% of loans.

        The decrease in non-performing assets of $19.5 million or 14.2% as compared with September 30, 1993, was mainly in non-performing commercial and construction loans, which declined $10.6 million due to improved collection efforts of classified loans. In addition, non-performing consumer loans decreased $6.3 million. On the other hand, non-performing mortgage loans increased $2.5 million mainly due to the rise in the mortgage loan portfolio. The Corporation was also able to reduce the other real estate owned by $4.6 million through successful efforts in the disposition of these properties. Table D presents NPA for the current and previous four quarters.

    Accruing loans which are contractually past due 90 days or more as to principal or interest amounted to $13.7 million at September 30, 1994, compared with $17.1 million at September 30, 1993, and $13.2 million at June 30, 1994. Renegotiated loans at the end of this period amounted to $5.9 million of which $0.6 million were in non-accrual status. All renegotiated loans are classified as non-performing assets.

    Assuming the standard industry practice of placing commercial loans on non accrual status when payments are past due 90 days or more and excluding the closed-end consumer loans from non-accruing loans, non-performing assets as of September 30, 1994, amounted to $90.1 million or 1.20% of total loans. At that date, the allowance for loan losses as a percent of adjusted non-performing assets was 165.86%. These two ratios compare with 1.57% and 135.42% as of September 30, 1993, and 1.15% and 175.80% at June 30, 1994.

OTHER OPERATING INCOME
Other operating income, excluding securities and trading gains, amounted to $36.5 million for the third quarter of 1994 compared with $30.0 million for the same quarter of 1993. For the nine-month periods ended September 30, 1994 and 1993, these revenues were $104.3 million and $89.9 million, respectively.

    Service charges on deposit accounts, which comprised approximately 51% of total other operating income for the third quarter of 1994, rose to $18.4 million, an increase of 5.9% over the $17.4 million reported for the same period last year. This increase reflects the growth in the customer base due to the acquired operations and the introduction of several new products and services.

    For the nine-month periods ended September 30, 1994 and 1993, service charges on deposit accounts totaled $53.6 million and $50.7 million, respectively, an increase of $2.9 million.

    Other service charges for the third quarter of 1994 were $14.0 million, an increase of 30.5% from the $10.7 million reported for the same period in 1993. Credit card fees, credit life insurance fees and other fees collected on new services accounted for $2.1 million of the total increase. In addition, other service fees increased $0.8 million in Spring as a result of the gain on sale of mortgage loans and an increase in servicing activities.

    Other operating income rose to $4.1 million for the third quarter of 1994, an increase of $2.2 million over the $1.9 million reported for the same period in 1993. During the third quarter of 1993 a downward adjustment of $1.2 million was recorded in the market value of the excess servicing recognized by Banco Popular on the sale of $86 million on mortgage loans through a grantor trust on June 30, 1992. This adjustment was necessary due to the higher than expected mortgage prepayments as a result of the declining interest rate scenario that prevailed in 1993.

OPERATING EXPENSES
Operating expenses for the third quarter of 1994 increased to $114.6 million or 12.9%, as compared with $101.4 million for the third quarter of 1993. For the first nine months of 1994, operating expenses totaled $333.6 million compared with $304.8 million for the same period of 1993.

    Personnel costs represent the largest category of operating expenses. These costs increased $5.7 million or 10.8% in the third quarter of 1994 from $52.2 million a year earlier. Included in the personnel expenses for this quarter are $1.2 million pertaining to the operations of Pioneer and $1.4 million of the operations acquired in the Virgin Islands in the last quarter of 1993. Salary expense increased $3.0 million from the $38.0 million reported for the quarter ended September 30, 1993 due to merit increases and business expansion. At September 30, 1994, full-time equivalent employees (F.T.E.) totaled 7,542 versus 7,149 a year earlier. The increase of 393 F.T.E. results principally from the business expansion of Spring and the acquired operations, as previously mentioned. Profit sharing expense rose $0.7 million as a result of the higher salary base.

    Personnel costs for the nine-month period ended September 30, 1994 grew 4.7% from the $162.5 million recorded for the same period a year earlier.

    Pension and other benefits account for $1.9 million of the total increase in personnel costs for the quarter. This is a result of an accrual of $1.5 million recorded this quarter for post-retirement benefits as required by SFAS 106, compared with the recognition during the first quarter of 1993 of the full year expense.

    All other operating expenses, excluding personnel costs, increased $7.5 million, or 15.1%, from $49.2 million in the third quarter of 1993 to $56.7 million in

1994. The acquired operations account for approximately $2.6 million of the total increase. Areas such as equipment expenses, professional fees, and communications reflected an increase related to the expanded usage of technological advances in order to provide a broader variety of products and services to customers. Also, business promotion increased as a result of the efforts to introduce the new services.

    For the nine months ended September 30, 1994, other operating expenses amounted to $163.5 million, an increase of $21.1 million from the $142.4 million reported for the same period in 1993. The increase is primarily reflected in the same items mentioned above.

    Income tax expense for the quarter ended September 30, 1994, reached $12.7 million compared with $8.5 million for the same quarter in 1993. Income tax expense for the nine-month period ended September 30, 1994, increased to $34.1 million, $15.8 million higher than the $18.3 million reported during the same period in 1993. This increase is primarily related to higher levels of pre-tax income and to a lower ratio of tax exempt assets, principally resulting from the increase in the loan portfolio.

BALANCE SHEET COMMENTS
At September 30, 1994, total assets were $12.4 billion, including $11.6 billion of interest earning assets. Comparable amounts a year earlier were $11.2 billion and $10.3 billion, respectively. Average total assets for the nine-month period ended September 30, 1994 were $12.1 billion compared with $10.5 billion for the same period in 1993.

    Total loans at September 30, 1994, amounted to $7.5 billion compared with $6.1 billion a year ago. The mortgage loan portfolio reflected 46.5% of the total increase in loans due to the significant mortgage loan origination and refinancing activity during 1993 and the beginning of 1994 in Banco Popular and Spring. The commercial loan portfolio also showed an increase of $560.8 million due to the overall improvement in the economic environment. Consumer loans increased $175.1 million or 9.48% while financing leases rose $83.4 million or 23.3% during the period. Included in the total loan portfolio at September 30, 1994 are $226.9 million in loans of Pioneer.

    Investment securities as of September 30, 1994, totaled $3.9 billion compared with $4.0 billion as of September 30, 1993. These figures include $724.5 million in investment securities available for sale as of September 30, 1994 and $559.3 million as of September 30, 1993. These securities are currently carried at market value under the provisions of SFAS 115 and were carried at the lower of cost or market in 1993.

    Total deposits were $8.9 billion at September 30,1994, compared with $8.3 billion at the same date of 1993. This increase was mainly due to the deposits acquired in the Pioneer transaction which amounted to $292.7 million.

    Borrowings increased $476 million as compared with the prior year. This rise is mainly due to an increase of $226.7 million in securities under agreements to repurchase due to arbitrage opportunities, and an increase of $186.5 million in the medium-term notes issued by BanPonce Financial to finance Spring's operations.

    Subordinated notes decreased to $50 million from the $74 million outstanding a year ago, due to the prepayment in December of 1993 of a 7.95% note due in 1994 and the prepayment in July of 1994 of a 8.50% note due in 1996. Also, the $11 million in preferred stock of Banco Popular were redeemed at par value on June 30, 1994.

    Stockholders' equity at September 30, 1994, amounted to $988.9 million, compared with $813.5 million at September 30, 1993. The increase is mainly due to the issuance on June 27, 1994 of 4,000,000 shares of non-cumulative preferred stock which raised $96.7 million in additional capital and to earnings' retention. The Corporation's stockholders' equity at September 30, 1994 includes an allowance of $9.8 million, net of taxes, in unrealized holding losses on securities available for sale, as required by SFAS 115 "Accounting for Certain Investments in Debt and Equity Securities".

    Book value per common share increased to $27.09 as of September 30, 1994, compared with $24.87 as of the same date last year. The market value of the Corporation's common stock also rose to $33.125 at September 30, 1994 from $29.75 a year before. The Corporation's Tier 1, total capital and leverage ratios at September 30, 1994 were 12.90%, 14.31% and 7.56%, respectively, as compared with 12.38%, 14.09% and 7.06% at September 30, 1993. Capital ratios remain well in excess of minimum regulatory requirements.


CONSOLIDATED STATEMENTS OF CONDITION
- - ----------------------------------------------------------------------------------------------------------
                                                                                    September 30,
(In thousands)                                                              1994                  1993
- - ----------------------------------------------------------------------------------------------------------
ASSETS
      Cash and due from banks . . . . . . . . . . . . . . .            $   340,920             $   374,623
                                                                       -----------------------------------
      Money market investments:
         Federal funds sold and securities and mortgages
           purchased under agreements to resell . . . . . .                146,790                 160,350
         Time deposits with other banks . . . . . . . . . .                  3,100                  10,100
         Bankers' acceptances . . . . . . . . . . . . . . .                    275                     828
                                                                       -----------------------------------
                                                                           150,165                 171,278
                                                                       -----------------------------------
      Investment securities held to maturity,
         at cost (Notes 3 and 4)  . . . . . . . . . . . . .              3,210,192               3,472,429
      Investment securities available for sale,
         at market (Notes 3 and 4)  . . . . . . . . . . . .                724,522                 559,336
      Trading account securities, at market . . . . . . . .                 19,214                  16,628
      Loans (Note 4)  . . . . . . . . . . . . . . . . . . .              7,798,689               6,452,340
         Less--Unearned income  . . . . . . . . . . . . . .                296,599                 326,635
                    Allowance for loan losses   . . . . . .                149,429                 130,603
                                                                       -----------------------------------
                                                                         7,352,661               5,995,102
                                                                       -----------------------------------
      Premises and equipment  . . . . . . . . . . . . . . .                322,780                 281,618
      Other real estate   . . . . . . . . . . . . . . . . .                 10,959                  15,565
      Customers' liabilities on acceptances   . . . . . . .                  1,257                   1,643
      Accrued income receivable   . . . . . . . . . . . . .                 76,444                  73,002
      Other assets  . . . . . . . . . . . . . . . . . . . .                104,339                 120,194
      Intangible assets   . . . . . . . . . . . . . . . . .                131,072                 136,147
                                                                       -----------------------------------
                                                                       $12,444,525             $11,217,565
                                                                       ===================================

    LIABILITIES AND STOCKHOLDERS' EQUITY
      Liabilities:

         Deposits:
           Non-interest bearing . . . . . . . . . . . . . .            $ 1,760,969             $ 1,764,747
           Interest bearing . . . . . . . . . . . . . . . .              7,115,412               6,512,656
                                                                       -----------------------------------
                                                                         8,876,381               8,277,403
         Federal funds purchased and securities sold
           under agreements to repurchase (Note 4)  . . . .              1,195,956               1,264,993
         Other short-term borrowings  . . . . . . . . . . .                702,804                 337,269
         Notes payable  . . . . . . . . . . . . . . . . . .                408,529                 229,067
         Senior debentures  . . . . . . . . . . . . . . . .                 30,000                  30,000
         Acceptances outstanding  . . . . . . . . . . . . .                  1,257                   1,643
         Other liabilities  . . . . . . . . . . . . . . . .                190,725                 178,676
                                                                       -----------------------------------
                                                                        11,405,652              10,319,051
                                                                       -----------------------------------
         Subordinated notes (Note 6)  . . . . . . . . . . .                 50,000                  74,000
                                                                       -----------------------------------
         Preferred stock of subsidiary Bank (Note 7)  . . .                                         11,000
                                                                       -----------------------------------
      Stockholders' equity (Note 8):
         Preferred stock  . . . . . . . . . . . . . . . . .                100,000
         Common stock . . . . . . . . . . . . . . . . . . .                196,877                 196,259
         Surplus  . . . . . . . . . . . . . . . . . . . . .                393,800                 363,117
         Retained earnings  . . . . . . . . . . . . . . . .                272,273                 208,424
         Unrealized losses on securities available for sale (Note 2)        (9,791)
         Capital reserves   . . . . . . . . . . . . . . . .                 35,714                  45,714
                                                                       -----------------------------------
                                                                           988,873                 813,514
                                                                       -----------------------------------
                                                                       $12,444,525             $11,217,565
                                                                       ===================================

The accompanying notes are an integral part of these financial statements.


CONSOLIDATED STATEMENTS OF INCOME
- - ----------------------------------------------------------------------------------------------------------
                                                              Quarter ended      For the nine months ended
                                                              September 30,              september 30,
(Dollars in thousands, except per share information)            1994        1993        1994        1994
- - ----------------------------------------------------------------------------------------------------------
INTEREST INCOME:
  Loans   . . . . . . . . . . . . . . . . . . . . . . . . .   $172,946    $140,665    $482,529    $402,580
  Money market investments  . . . . . . . . . . . . . . . .        803       1,465       4,152       4,758
  Investment securities . . . . . . . . . . . . . . . . . .     54,338      54,422     159,878     164,711
  Trading account securities  . . . . . . . . . . . . . . .        140         157         192         307
                                                              --------------------------------------------
                                                               228,227     196,709     646,751     572,356
                                                              --------------------------------------------
INTEREST EXPENSE:
  Deposits    . . . . . . . . . . . . . . . . . . . . . . .     63,536      54,432     178,437     164,783
  Short-term borrowings . . . . . . . . . . . . . . . . . .     21,714      12,080      53,015      29,324
  Long-term debt    . . . . . . . . . . . . . . . . . . . .      6,746       5,023      18,598      12,611
                                                              --------------------------------------------
                                                                91,996      71,535     250,050     206,718
                                                              --------------------------------------------
  Net interest income   . . . . . . . . . . . . . . . . . .    136,231     125,174     396,701     365,638
  Provision for loan losses   . . . . . . . . . . . . . . .     13,544      17,442      41,244      58,155
                                                              --------------------------------------------
  Net interest income after provision for loan losses          122,687     107,732     355,457     307,483
  Service charges on deposit accounts . . . . . . . . . . .     18,419      17,400      53,644      50,706
  Other service fees  . . . . . . . . . . . . . . . . . . .     14,011      10,737      39,202      32,122
  Gain (loss) on sale of securities   . . . . . . . . . . .       (205)        332          67         864
  Trading account profit (loss)   . . . . . . . . . . . . .         (8)        183         323         407
  Other operating income  . . . . . . . . . . . . . . . . .      4,060       1,858      11,459       7,081
                                                              --------------------------------------------
                                                               158,964     138,242     460,152     398,663
                                                              --------------------------------------------
OPERATING EXPENSES:
  Personnel costs:
   Salaries   . . . . . . . . . . . . . . . . . . . . . . .     41,002      38,011     119,901     112,085
   Profit sharing   . . . . . . . . . . . . . . . . . . . .      5,378       4,648      15,993      15,062
   Pension and other benefits . . . . . . . . . . . . . . .     11,465       9,527      34,167      35,303
                                                              --------------------------------------------
                                                                57,845      52,186     170,061     162,450
  Net occupancy expense . . . . . . . . . . . . . . . . . .      7,304       6,426      21,134      19,109
  Equipment expenses  . . . . . . . . . . . . . . . . . . .      9,101       7,347      26,064      20,186
  Other taxes   . . . . . . . . . . . . . . . . . . . . . .      4,961       4,153      14,060      11,848
  Professional fees   . . . . . . . . . . . . . . . . . . .      8,694       7,259      24,746      19,785
  Communications  . . . . . . . . . . . . . . . . . . . . .      5,206       4,447      15,099      13,718
  Business promotion  . . . . . . . . . . . . . . . . . . .      4,385       3,659      11,614      11,429
  Printing and supplies   . . . . . . . . . . . . . . . . .      2,321       1,943       6,733       5,967
  Other operating expenses  . . . . . . . . . . . . . . . .     10,233       9,975      30,706      28,517
  Amortization of intangibles   . . . . . . . . . . . . . .      4,501       4,041      13,364      11,805
                                                              --------------------------------------------
                                                               114,551     101,436     333,581     304,814
                                                              --------------------------------------------
  Income before tax, dividends on preferred stock of
   subsidiary Bank and cumulative effect
   of accounting changes  . . . . . . . . . . . . . . . . .     44,413      36,806     126,571      93,849
  Income tax  . . . . . . . . . . . . . . . . . . . . . . .     12,696       8,459      34,063      18,276
                                                              --------------------------------------------
  Income before dividends on preferred stock of subsidiary
   Bank and cumulative effect of accounting changes . . . .     31,717      28,347      92,508      75,573
  Dividends on preferred stock of subsidiary Bank   . . . .                    193         385         578
                                                              --------------------------------------------
  Income before cumulative effect of accounting changes . .     31,717      28,154      92,123      74,995
  Cumulative effect of accounting changes (Note 2)  . . . .                                          6,185
                                                              --------------------------------------------
  NET INCOME  . . . . . . . . . . . . . . . . . . . . . . .   $ 31,717    $ 28,154    $ 92,123    $ 81,180
                                                              ============================================
  EARNINGS PER COMMON SHARE (Note 9):
  Income before cumulative effect of accounting changes . .      $0.90       $0.86       $2.74       $2.29
  Cumulative effect of accounting changes (Note 2)  . . . .                                           0.19
                                                              --------------------------------------------
  Net Income  . . . . . . . . . . . . . . . . . . . . . . .      $0.90       $0.86       $2.74       $2.48
                                                              ============================================

The accompanying notes are an integral part of these financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
- - ----------------------------------------------------------------------------------------------
                                                                    For the nine months ended
                                                                          September 30,
(In thousands)                                                        1994             1993
- - ----------------------------------------------------------------------------------------------
Cash flows from operating activities:
    Net income  . . . . . . . . . . . . . . . . . . . . . .       $    92,123      $    81,180
                                                                  ----------------------------
    Adjustments to reconcile net income to cash provided by
      operating activities:
    Depreciation and amortization of premises and equipment            27,505           19,784
    Provision for loan losses . . . . . . . . . . . . . . .            41,244           58,155
    Amortization of intangibles . . . . . . . . . . . . . .            13,364           11,805
    Gain on sale of investment securities available for sale              (67)            (864)
    Gain on sale of premises and equipment  . . . . . . . .              (862)            (912)
    Gain on sale of loans . . . . . . . . . . . . . . . . .            (2,775)            (262)
    Amortization of premiums and accretion of discounts
      on investments  . . . . . . . . . . . . . . . . . . .             6,170            8,354
    Amortization of deferred loan fees and costs  . . . . .               975            4,470
    Net increase in postretirement benefit obligation . . .             3,273           42,695
    Net increase in trading securities  . . . . . . . . . .           (16,197)         (16,344)
    Net decrease in interest receivable . . . . . . . . . .             4,934            3,754
    Net increase in other assets  . . . . . . . . . . . . .            (6,189)         (15,237)
    Net increase (decrease) in interest payable . . . . . .               991           (1,234)
    Net increase (decrease) in current and deferred taxes .            10,406          (47,276)
    Net (decrease) increase in other liabilities  . . . . .            (1,393)          11,770
                                                                  ----------------------------
Total adjustments . . . . . . . . . . . . . . . . . . . . .            81,379           78,658
                                                                  ----------------------------
Net cash provided by operating activities . . . . . . . . .           173,502          159,838
                                                                  ----------------------------
Cash flows from investing activities:
    Net decrease in money market investments  . . . . . . .           117,927          113,844
    Purchases of investment securities held to maturity . .        (5,860,771)      (2,686,065)
    Maturities of investment securities held to maturity  .         5,977,209        2,483,979
    Sales of investment securities held to maturity . . . .                             12,059
    Purchases of investment securities available for sale .          (258,595)        (233,200)
    Sales of investment securities available for sale . . .           347,799           83,039
    Net disbursements on loans  . . . . . . . . . . . . . .        (1,010,521)        (529,299)
    Proceeds from sale of loans . . . . . . . . . . . . . .            84,285           22,998
    Acquisition of mortgage loan portfolio  . . . . . . . .           (76,700)        (297,688)
    Assets acquired, net of cash  . . . . . . . . . . . . .           (17,557)
    Acquisition of premises and equipment . . . . . . . . .           (46,853)         (46,557)
    Proceeds from sale of premises and equipment  . . . . .             2,049            8,198
                                                                  ----------------------------
Net cash used in investing activities . . . . . . . . . . .          (741,728)      (1,068,692)
                                                                  ----------------------------
Cash flows from financing activities:
    Net increase (decrease) in deposits . . . . . . . . . .            61,018          (92,223)
    Net deposits acquired . . . . . . . . . . . . . . . . .           199,179
    Net increase in federal funds purchased and securities
      sold under agreements to repurchase                             239,222          599,771
    Net increase in other short-term borrowings . . . . . .            36,031          130,388
    Proceeds from issuance of notes payable . . . . . . . .           154,681          139,011
    Payments of notes payable . . . . . . . . . . . . . . .                (7)              (7)
    Payments of subordinated notes  . . . . . . . . . . . .           (12,000)
    Dividends paid  . . . . . . . . . . . . . . . . . . . .           (26,725)         (19,603)
    Proceeds from issuance of common stock  . . . . . . . .             2,399            1,464
    Proceeds from issuance of preferred stock . . . . . . .            96,690
    Redemption of preferred stock of subsidiary Bank  . . .           (11,000)
                                                                  ----------------------------
Net cash provided by financing activities . . . . . . . . .           540,309          957,980
                                                                  ----------------------------
Net (decrease) increase in cash and due from banks  . . . .           (27,917)          49,126
Cash and due from banks at beginning of period  . . . . . .           368,837          325,497
                                                                  ----------------------------
Cash and due from banks at end of period                          $   340,920      $   374,623
                                                                  ============================

The accompanying notes are an integral part of these financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in thousands, except per share information)

Note 1 - Consolidation
The consolidated financial statements of BanPonce Corporation include the balance sheet of the Corporation and its wholly-owned subsidiaries, Velco, Popular International Bank, Inc. and its wholly-owned subsidiaries BanPonce Financial Corp., Spring Financial Services, Inc. and Pioneer Bancorp, Inc. (second tier subsidiaries), and Banco Popular de Puerto Rico and its wholly-owned subsidiaries, Popular Leasing and Rental, Inc. and Popular Consumer Services, Inc., as of September 30, 1994 and 1993, and their related statements of income and cash flows for the nine-month period then ended. These statements are, in the opinion of management, a fair statement of the results of the periods presented. These results are unaudited, but include all necessary adjustments for a fair presentation of such results.

NOTE 2 - ACCOUNTING CHANGES
During the first quarter of 1994 the Corporation adopted SFAS 115 "Accounting for Certain Investments in Debt and Equity Securities." SFAS 115 requires financial institutions to divide their securities holdings among three categories: held-to-maturity, available-for-sale and trading securities. Those securities which management has the positive intent and ability to hold to maturity will be classified as held-to-maturity and will be carried at cost. Those that are bought and held principally for the purpose of selling them in the near term, will be classified as trading and will continue to be reported at fair value with unrealized gains and losses included in earnings. All other securities will be classified as available-for-sale and will be reported at fair value with unrealized gains and losses excluded from earnings and reported as a separate component of shareholders' equity. As a result of the adoption of this statement, the Corporation's stockholders' equity at September 30, 1994 includes $9.8 million, net of taxes, in unrealized holding losses on securities available for sale.
    Effective January 1, 1993, the Corporation implemented the Statement of Financial Accounting Standards (SFAS) 106, "Employers Accounting for Postretirement Benefits other than Pensions", and SFAS 109, "Accounting for Income Taxes". Under SFAS 106 the cost of retiree health care and other postretirement benefits is accrued during employees' service periods. The Corporation elected to recognize the full transition obligation, which is the portion of future retiree benefit costs related to service already rendered by both active and retired employees up to the date of adoption, in the first quarter of 1993 rather than amortize it over future periods. The cumulative effect, net of taxes, of this accounting change amounted to $22.7 million, or $0.70 per share. The SFAS 109 established accounting and reporting standards for the recognition of deferred tax assets and liabilities for the future tax consequences of temporary differences between the amount of assets and liabilities for financial reporting purposes and such amounts as measured by tax laws. The cumulative effect of this change resulted in a credit to income of $28.9 million, or $0.89 per share. This amount is net of a valuation allowance of approximately $2.1 million related to a deferred tax asset arising from net operating loss carryforwards for which the Corporation cannot determine the likelihood that they will be realized.

NOTE 3 - INVESTMENT SECURITIES
The maturities as of September 30, 1994 and market value for the following investment securities are:

Investments securities held to maturity:

                                                                     September 30,
                                                           1994                       1993
                                                 Book Value    Market Value  Book Value   Market Value
                                                 -----------------------------------------------------
U.S. Treasury (average maturity
   1 year and 1.3 months)                        $1,803,692    $1,783,353    $2,526,877     $2,558,708
Obligations of other U.S. Government
    agencies and corporations (average
    maturity of 1 year and 9.4 months)              555,637       549,935       119,832        121,804
Obligations of Puerto Rico, States and
   political subdivisions (average
   maturity of 3 years and 7.4 months)              193,731       196,596       218,709        228,947
Others (average maturity of 3 years
   and 7.1 months)                                  657,132       635,678       607,011        607,285
                                                 -----------------------------------------------------
                                                 $3,210,192    $3,165,562    $3,472,429     $3,516,744
                                                 =====================================================

Investments securities available for sale:

                                                                        September 30,
                                                            1994                           1993
                                                 Book Value     Market Value    Book Value     Market Value
                                                 ----------------------------------------------------------
U.S. Treasury (average maturity
   of 2 years and 8.1 months)                     $563,154      $552,108        $455,715        $481,407
Obligations of other U.S. Government
   agencies and corporations (average
   maturity of 2 years and 8.6 months)              62,463        61,546          95,137          96,656
Obligations of Puerto Rico, States and
   political subdivisions (average
   maturity of 2 years and 9.8 months)              23,915        23,157
Others (average maturity of 3 years
   and 5.1 months)                                  88,641        87,711           8,484           8,484
                                                  ------------------------------------------------------
                                                  $738,173      $724,522        $559,336        $586,547
                                                  ======================================================

Note 4 - Pledged Assets
Securities and insured mortgage loans of the Corporation of $2,305,087 (1993 - $1,877,687) are pledged to secure public and trust deposits and securities and mortgages sold under repurchase agreements.

Note 5 - Commitments
In the normal course of business there are letters of credit outstanding and stand-by letters of credit which at September 30, 1994 amounted to $15,146 and $75,468, respectively. There are also outstanding other commitments and contingent liabilities, such as guarantees and commitments to extend credit, which are not reflected in the accompanying financial statements. No losses are anticipated as a result of these transactions.

Note 6 - Subordinated Notes
Subordinated notes consist of the following:

               8.875% Fixed Rate Notes series A, due in 1996              $15,000
               8.6875% Fixed Rate Notes series B, due in 1996              15,000
               Floating Rate Notes series A with interest
                 payable at 88% of LIBID rate, due in 1996                 19,000
               Floating Rate Notes series B with interest
                 payable at 86% of LIBID rate, due in 1996                  1,000
                                                                          -------
                                                                          $50,000
                                                                          =======


Note 7 - Preferred Stock of Subsidiary Bank
The subsidiary Bank has 200,000 shares of authorized preferred stock with a par value of $100. Of these, 110,000 were issued and outstanding until June 30, 1994, when the shares were redeemed at par value.

Note 8 - Stockholders' Equity
Authorized common stock is 90,000,000 shares without par value of $6 per share of which 32,812,818 are issued and outstanding at September 30, 1994. On June 27, 1994, the Corporation issued 4,000,000 shares of non-cumulative preferred stock with a dividend rate of 8.35% and a liquidation preference value of $25. Authorized preferred stock is 10,000,000 shares without par value.

Note 9 - Earnings per Common Share
Earnings per common share (EPS) are calculated based on the net income applicable to common stockholders which amounted to $29,560 and $89,966 for the quarter and nine-month period ended September 30, 1994, respectively, after deducting the dividends on preferred stock. EPS are based on 32,812,818 and 32,709,858 average shares outstanding during the third quarters of 1994 and 1993, respectively, and 32,784,802 and 32,690,726 during the nine-month periods of 1994 and 1993, respectively.

Note 10 - Supplemental Disclosure on the Consolidated Statements of Cash Flows
During the nine-month period ended September 30, 1994 the Corporation paid interest and income taxes amounting to $248,737 and $21,051, respectively (1993
- - - $199,284 and $17,559). In addition, the loans receivable transferred to other real estate and other property as of September 30, 1994, amounted to $1,822 and
$2,376, respectively (1993 - $13,748 and $3,198). The Corporation's stockholders' equity at September 30, 1994 includes $9.8 million, net of taxes, in unrealized holding losses on securities available for sale.

DIRECTORS AND OFFICERS

BOARD OF DIRECTORS
Richard L. Carrion, Chairman
Alfonso F. Ballester, Vice Chairman
Manuel Luis del Valle, Vice Chairman
Antonio Luis Ferre, Vice Chairman
Juan A. Albors Hernandez *
Salustiano Alvarez Mendez *
Jose A. Bechara Bravo *
Juan J. Bermcdez
Esteban D. Bird *
George Blasini *
Sila M. Calderon
Francisco J. Carreras
David H. Chafey, Jr. *
Waldemar del Valle **
Luis E. Dubon, Jr.
Roberto W. Esteves *
Hector R. Gonzalez **
Jorge A. Junquera Diez
Franklin A. Mathias
Manuel Morales, Jr.
Alberto M. Paracchini
Francisco Perez, Jr. **
Francisco M. Rexach, Jr.
Jose E. Rossi *
Felix J. Serralles Nevares
Noel Totti, Jr. *
Emilio Jose Venegas **
Julio E. Vizcarrondo, Jr.

Samuel T. Cespedes, Secretary

 * Director of Banco Popular de Puerto Rico only
** Director of BanPonce Corporation only


EXECUTIVE OFFICERS

Richard L. Carrion, Chairman of the Board,
   President and Chief Executive Officer
Jorge A. Junquera Diez, Executive Vice President
Maria Isabel Burckhart, Executive Vice President
David H. Chafey, Jr., Executive Vice President
Larry Kesler, Executive Vice President
Humberto Martin, Executive Vice President
Emilio E. Pinero, Executive Vice President

OFFICES
CENTRAL OFFICE
     Banco Popular Center, Hato Rey
     209 Munoz Rivera Avenue
     San Juan, Puerto Rico 00918
     Telephone: (809) 765-9800

NEW YORK OFFICE
     7 West 51st St.
     New York, N.Y. 10019
     Telephone: (212) 315-2800

LOS ANGELES OFFICE
     354 South Spring St.
     Los Angeles, California 90013
     Telephone: (213) 626-1160

VIRGIN ISLANDS OFFICE
     80 Kronprindsens Gade
     Kronprindsens Quarter
     Charlotte Amalie, St. Thomas
     U.S. Virgin Islands 00802
     Telephone: (809) 774-2300

SUBSIDIARIES
VEHICLE EQUIPMENT LEASING COMPANY, INC.
     State Road #2 Km. 6.8
     Villa Caparra
     Guaynabo, Puerto Rico 00966
     Telephone: (809) 792-9292

POPULAR LEASING AND RENTAL, INC.
     M-1046 Federico Costa St.
     Tres Monjitas Industrial Development
     San Juan, Puerto Rico 00903
     Telephone: (809) 751-4848

POPULAR CONSUMER SERVICES, INC.
     10 Salud Street
     El Senorial Condominium, Suite 613
     Ponce, Puerto Rico 00731
     Telephone: (809) 844-2860

SPRING FINANCIAL SERVICES, INC.
     523 Fellowship Road, Suite 220
     Mt. Laurel, New Jersey 08054
     Telephone: (609) 273-1119

PIONEER BANCORP, INC.
     4000 West North Avenue
     Chicago, Illinois 60639
     Telephone: (312) 292-4777